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                                                               Exhibit (A)(5)(v)

                                 [RALCORP LOGO]

                               NOVEMBER 12, 2002

To Our Shareholders:

     Ralcorp Holdings, Inc. is offering to purchase up to 4,000,000 shares of our common stock from our existing shareholders, subject to the terms set forth in the enclosed Offer to Purchase and the related Letter of Transmittal. The price paid by Ralcorp will not be greater than $24.00 nor less than $21.00 per share, net to the seller in cash, without interest, as specified by shareholders tendering their shares. Ralcorp is conducting the tender offer through a procedure commonly referred to as a modified "Dutch Auction." This procedure allows you to select the price within the $21.00 to $24.00 price range at which you are willing to sell your shares to Ralcorp. The actual purchase price will be determined by Ralcorp in accordance with the terms of the tender offer. As an alternative to selecting a specific price, you may indicate that you are willing to sell your shares at whatever price is determined by Ralcorp, which could result in your receipt to a price per share as low as $21.00.

     We will select the lowest purchase price that will allow us to buy 4,000,000 shares or, if a lesser number of shares are properly tendered, all shares that are properly tendered and not withdrawn. All shares acquired in the offer will be acquired at the same purchase price. You may tender all or only a portion of your shares, subject to proration if more than 4,000,000 shares are tendered at or below the price determined by Ralcorp.

     The terms and conditions of the tender offer are explained in detail in the enclosed Offer to Purchase and the related Letter of Transmittal. I encourage you to read these materials carefully before making any decision with respect to the offer. The instructions on how to tender shares are also explained in detail in the accompanying materials. The offer will expire at 5:00 p.m., New York City time, on Wednesday, December 11, 2002, unless we extend it.

     Our Board of Directors has approved this offer. However, neither we nor our Board of Directors nor the Dealer Manager is making any recommendation whether you should tender or refrain from tendering your shares or at what purchase price you should choose to tender your shares. We are not making a recommendation as to whether you should tender shares into the offer because we believe that you should make your own decision based on your views as to the value of our shares and our prospects, as well as your liquidity needs, investment objectives and other individual considerations. You must decide whether to tender your shares and, if so, how many shares to tender and the price or prices at which you will tender them. You should discuss whether to tender your shares with your broker or other financial or tax advisor. Our directors and executive officers have advised us that they do not intend to tender any shares in the offer.

     We have included a summary of the terms of the offer in the Offer to Purchase. Please read the Offer to Purchase and Letter of Transmittal for more information about the offer. If you do not wish to participate in this offer, you do not need to take any action. If you do wish to tender your shares, the instructions regarding tendering shares are explained in detail in the enclosed materials. If you have any questions regarding the offer or need assistance in tendering your shares, please contact Georgeson Shareholder Communications Inc., the Information Agent for the offer, at (866) 870-4326 (toll-free).

                                          Sincerely,
                                          RALCORP HOLDINGS, INC.

                                          /s/ JOE R. MICHELETTO
                                          Joe R. Micheletto
                                          Chief Executive Officer and President